Exhibit 4.46

EXCLUSIVE RAGNAROK

LICENSE AND DISTRIBUTION AGREEMENT

This License Agreement (hereinafter referred to as “Agreement”) is made and entered into as of the 1st day of January, 2013 (hereinafter referred to as “Effective Date”), by and between Gravity Co., Ltd., a corporation duly organized and existing under the laws of the Republic of Korea (hereinafter referred to as “Korea”) and having its principle office at 15F, Nuritkum Square Business Tower, 1605, Sangam-Dong, Mapo-Gu, Seoul, Korea (hereinafter referred to as “Licensor”), and Level Up! Inc., a corporation duly organized and existing under the laws of the Philippines and having its principal office at 11/F Pacific Star Building, Makati Avenue, cor. Sen. Gil J. Puyat Avenue, Makati City, Philippines 1200 (hereinafter referred to as “Licensee”).

RECITALS

WHEREAS, Licensor has developed, and owns all rights in massively multiplayer online role-playing game “Ragnarok” (“Game”);

WHEREAS, Licensee desires to enter into an exclusive license agreement with Licensor under the mutual terms and conditions specified herein pursuant to which Licensee will make the Game available to End Users in the Territory specified below; and

WHEREAS, Licensor desires to grant such license to Licensee under the mutual terms and conditions herein, specified below.

NOW, THEREFORE, in consideration of the mutual promises and covenants contained herein and for other good and valuable consideration, the Parties hereto agree as follows:

ARTICLE 1: DEFINITIONS

The terms defined in this Article shall have the meaning ascribed to them herein whenever they are used in this Agreement, unless otherwise clearly indicated by the context.

1.1	“Agreement” shall have the meanings set forth in the introductory section of this agreement, and all annexes, amendments and supplements thereto.

1.2	“Confidential Information” shall mean all materials, know-how, software or other similar types of information including, but not limited to, proprietary information and materials regarding a Party’s technology, products, business information or objectives, including the software for the Game and Technical Information as defined in this Agreement, as well as all information which is designated as confidential in writing by the providing Party or which is the type that is customarily considered to be confidential information by persons engaged in similar activities.

1.3	“End Users” shall mean the users of the Game through a network game service system established and operated by Licensee with individually assigned ID Numbers for each End User.

1.4	“Game” shall mean the (English) language version of massively multiplayer online role-playing game (“MMORPG”) known as “Ragnarok Online” and shall further be defined as including any modified or advanced version of the Game distributed by Licensor for error correcting, updating or debugging purpose, under the same title. Any subtitled version, series or Sequel to the Game, or other language version of the Game, or other type or genre of the Game (including but not limited to ) mobile game, ii) arcade game, iii) video game, iv) social network game provided through social networks including, without limitation, Facebook, Google, Twitter, and v) other genre of online game than MMORPG) which may be developed or distributed by Licensor shall be clearly excluded from the scope of the Game and, if Licensee wishes to service specific kind(s) of them, additional separate license agreement shall be executed.

1.5	“ID Number” shall mean an identification number assigned to each End User, with which such End User can access and use the network game service system established and operated by Licensee.

1.6	“Intellectual Property” shall mean all patents, designs, utility models, copyrights, know-how, trade secrets, trademarks, service mark, trade dress and any other intellectual property rights, whether registered or not, in or related to the Game or Technical Information.

1.7	“Local Language” shall mean English as used in the Territory.

1.8	“Local Version” shall mean the Game provided in the Local Language.

1.9	“Parties” and “Party” shall mean Licensor and Licensee, collectively and individually, respectively.

1.10	“Servers” shall mean the servers established, installed and operated by Licensee within the Territory only for the service of the Game to End Users in the Territory.

1.11	“Prepaid Cards” shall mean the tangible or intangible card containing a unique code or other unique identifying information purchased by End Users to access the Game, as generated by Licensee in its sole and exclusive discretion.

1.12	“Game Points” shall mean cyber points upon Prepaid Cards or accounts of End Users.

1.13	“Gross Sales Amount” shall mean the total sales revenue recognized by the company providing the Game which is Licensee or Sublicensee, without any deduction, in accordance with generally accepted accounting principle in the Territory that is generated from the sale and distribution of the Local Version in the Territory, including but not limited to the sale of Prepaid Cards that are purchased and registered by End Users, as calculated by use of the Billing System of the Game.

1.14	“Billing System” shall mean the software and hardware necessary to calculate the Gross Sales Amount.

1.15	“Technical Information” shall mean the software, know-how, data, test result, layouts, artwork, processes, scripts, concepts and other technical information on or in relation to the Game and the installation, operation, maintenance, service and use thereof.

1.16	“Territory” shall mean Philippines.

1.17	“Business Days” shall mean any days other than Saturday, Sunday and any other day designated as a legal holiday by Philippines government.

1.18	“Game Database” shall mean all the data collected and used to operate the Game, including, but not limited to the personal identification information of End Users and game-play information such as character appearances(e.g., face/body), character attributes(e.g., level/ experience, point/skill), item inventories and statistics in relation to End Users’ playing Game

1.19	“Sublicensing” shall mean a license granting a portion or all of the rights, to a third party by Licensee, which has been granted to Licensee under this Agreement. When used as a verb, “Sublicense” means to engage in Sublicensing.

ARTICLE 2: GRANT OF LICENSE

2.1	Licensor hereby grants to Licensee, and Licensee hereby accepts from Licensor, under the terms and conditions set forth in this Agreement, a non-transferable, royalty-bearing and exclusive license within the Territory which shall be irrevocable during the period of this Agreement so long as Licensee maintains in substantial compliance with the material terms hereof, to do any or all of the following:

(a)	To maintain and operate the Game within the Territory, and to grant subscriptions to subscribers to access the Game within the Territory;

(b)	To reproduce, in object code form only, and to market, distribute and sell to subscribers or potential subscribers, the client software in CD-Rom medium format or through the Internet; and

(c)	To generate, market, promote, sell and distribute Prepaid Cards in accordance with market demands.

2.2	Licensee acknowledges and agrees that it has no rights or claims of any type to the Game except such rights as created by this Agreement, and the Licensee irrevocably waives and releases any claim to title and ownership rights (including trade secret and copyright ownership) in the Game.

2.3	Unless explicitly approved in writing by Licensor, Licensee shall have no right to sublicense the rights granted under Article 2.

2.4	Licensee is permitted to appoint sub-distributors to market, promote, sell and distribute the client software in CD-Rom medium and the Prepaid Cards for the local service, provided that Licensee agrees to be responsible for each sub-distributor’s compliance with all of the terms and conditions contained herein applicable to Licensee. Licensee will not knowingly appoint the sub-distributors who intend or are likely to resell them outside the Territory.

2.5	Any service, use, promotion, distribution and marketing of the Game outside the Territory and any use of the Technical Information for any purpose other than performance under this Agreement are strictly prohibited.

2.6	Licensee shall provide Game services only by way of the PC on-line method (excluding mobile access) using the Servers. Licensor shall provide Licensee detailed technical specifications for the hardware, software, and network connections required for the Game. Both Parties shall use commercially reasonable efforts to modify and upgrade the foregoing technical specifications so as to optimize the performance of the Game within the Territory.

2.7	The Game shall be serviced, promoted, distributed and marketed under the titles, trademark, character names and other names of the Game (hereinafter referred to as “Title”) as originally created and used by Licensor, and/or as modified herein pursuant to the terms of Article 2.7. Notwithstanding the foregoing, if a change to any of the foregoing Titles is required as a result of any special lingual or social circumstance of the Territory, the Parties shall decide and use a new Title (hereinafter referred to as “New Title”) for the Game. All of the rights in or to the Title and New Title shall be exclusively owned by Licensor and Licensee shall not use any such Title or New Title in a manner that falls outside the scope of this Agreement without the prior written approval of Licensor.

2.8	All of the rights in or to the Game, except as granted under this Agreement, including but not limited to the rights to the character business of the Game, shall remain exclusively with Licensor.

However, Licensor will grant to Licensee the right of first negotiation for a period of sixty (60) days from Licensor’s decision to do so, for the right to produce and/or sell and distribute in the Territory merchandise relating to the Game, including but not limited to, character dolls, reproductions of the characters in collaterals, and other similar types of toys, gifts, collectibles, and other types of durable merchandise, as well as such other accessories, under a separate merchandising agreement. Such right of first negotiation within the foregoing 60- day period shall include the right of Licensee to match any reasonable and bona fide offer received by Licensor from any third party. Licensee shall also have the right of first negotiation for thirty (30) days to service all new game titles of Licensor from the date when such new game is available in the Territory. Also included is the right of Licensee to match any offer received by Licensor from any party. Licensor shall notify licensee within seven (7) days in writing upon receipt of an offer from any party. The Licensee shall have thirty (30) days to match an offer from another party upon written notice from Licensor.

ARTICLE 3: LOCALIZATION

3.1	Licensor shall deliver to Licensee all localization materials, including game texts, scripts, manual texts, documentation, marketing materials and in-game-voicerecordings (the “Localization Materials”) for the Game in Korean language as are necessary for Licensee to localize the Game into Local Language for the exploitation of the Game within the Territory.

3.2	Upon receipt of the Localization Materials, Licensee shall, at its own expense, perform translation or recordings of the Localization Materials into Local Language to the reasonable satisfaction of Licensor (“Translation”). The Translation shall be made faithfully and accurately, shall be of good quality and shall consist of the whole of the textual, graphical and audio material provided in the Localization Materials, without alteration, abridgment, or supplement, unless Licensee has received the express written consent of Licensor approving such modification.

3.3	In case the Translation or Contents of the Game requires modification because it may contain false, misleading, fraudulent, libelous or obscene or other matter which is unlawful or which may give rise to a criminal or civil cause of action, or will otherwise be considered obscene, inappropriate, or offensive to the sensibilities of the End Users located in the Territory due to cultural morals and norms, Licensee shall inform Licensor of such required modifications and the reasons thereof and Licensor shall consent to such modifications so long as such modifications do not materially change the original work.

3.4	Licensor reserves the right to disapprove the Translation before the integration pursuant to Article 3.6 below. Licensee will submit the Translation to Licensor for review. Licensor shall then provide, within a reasonable amount of time, its acceptance or comments detailing modifications to the Translation, and Licensee shall effect any modifications directed by Licensor and, as soon as reasonably practicable, shall resubmit the new Translation for approval by Licensor and the above approval procedure shall be repeated until such items are approved by Licensor.

3.5	All costs and expenses arising from the performance of Licensee’s obligations in this Article 3 shall be borne by Licensee, including the costs of compensating all translators. Licensee agrees to obtain from all translators proper written grants of all rights to their works.

3.6	The Game shall be serviced in the Territory only in the manner permitted by Licensor under this Agreement. Licensee shall be strictly prohibited from making any modification, amendment or revision to any part of the Game including the title of the Game and the name of the characters in the Game, without the prior written approval of Licensor.

3.7	Licensee’s Billing System must be tested, analyzed and approved by Licensor prior to being used in the Game. If the Licensee’s Billing System is considered suitable for the Game by Licensor, such Billing System shall be applied to the Game. If Licensee’s Billing System has unavoidable or other serious technical conflicts against the Game and may cause serious problem for the Game service, Licensee shall agree to use a Billing System recommended by Licensor for the purpose to mutually manage the local billing transparently. Upon Licensee’s request, Licensor shall dispatch its billing account manager to synchronize Billing System with the Game and incurring expense for this procedure shall be borne by Licensor. Licensee shall approve the real-time access of Licensor to the Billing System under this Agreement.

ARTICLE 4: INSTALLATION AND MAINTENANCE ASSISTANCE

4.1	During the term of this Agreement, Licensor shall provide Licensee with installation and maintenance assistance and support, as determined by Licensor, sufficient to enable Licensee to provide and maintain high-quality service for the Game. This assistance shall include, but not be limited to, software installation and set-up, maintenance support, patches and updates used by the Game software, reasonable and appropriate support and assistance for the localization of the Game into Local Version, training Licensee’s personnel in respect of the maintenance and operation of the software for the Game; provided that, any and all expenses actually incurred by any engineers dispatched by Licensor to perform the above installation and maintenance assistance in this Article 4.1, including, without limitation, traveling cost including all round-trip airfare from Licensor’s to Licensee’s office, lodging, and other general living expenses incurred during their stay at Licensee’s premises, shall be borne by Licensee.

4.2	During the term of this Agreement, Licensor shall receive Licensee’s personnel in its office in Korea for training with respect to the service of the software for the Game and the maintenance and operation of the Servers, upon Licensee’s reasonable request. The number of the trainees from Licensee shall not exceed three (3) persons at one time and the total period of training shall not exceed seven (7) man-days (based on eight (8) hours of training per trainee per day) per person sent, unless otherwise agreed in writing by Licensor. All of the expenses for travel, lodging, food and other general living expenses incurred by such sent personnel of Licensee shall be borne by Licensee. Engineers sent by Licensor to Licensee shall provide training to any local staff if necessary.

4.3	During the term of this Agreement, Licensor shall dispatch Licensor’s staff once (1) a year to Licensee in order to make proper maintenance and/or Ragnarok service and update plan. Licensor shall dispatch two (2) persons at one time and the total period of dispatch shall not exceed seven (7) man-days (based on eight (8) hours of service per day) unless otherwise agreed in writing between Licensor and Licensee. However, Licensor may dispatch additional two (2) more technical personnel, if mutually agreed by both Parties. All of the expenses for travel, lodging, food and other general living expenses incurred by such dispatched persons of Licensor shall be borne by Licensee. The dispatched persons’ travelling time starting from Licensor’s office in Korea to arriving at Licensee’s office in the Philippines shall not be included in man-days.

4.4	Any further assistance may be rendered by Licensor upon mutual agreement of the Parties.

ARTICLE 5: ROYALTY PAYMENT AND TAXES

5.1	Licensee shall pay to Licensor a non recoupable and non refundable License Fee (hereinafter referred to as “License Fee”) in the amount of One Hundred Thousand US Dollars (USD 100,000.00) within ten (10) calendar days from Licensee’s receipt of Licensor’s invoice after the Effective date

5.2	Royalty Payment and Report

Licensee shall pay to Licensor as Royalty Payments twenty five percent (25%) of the Gross Sales Amount paid by End Users during the commercial period of this Agreement. Subject to Article 5.2 below, the Royalty Payment shall be paid by Licensee on a monthly basis within twenty (20) days after the end of the applicable month. The Royalty Payment shall be deemed made upon presentation by Licensee of remittance confirmation or notice to Licensor of payment. Unless Licensor actually receives the remitted amount, the Royalty Payment shall not be deemed to have been paid. Licensee may not set-off the Royalty Payment against any claims Licensee may have against Licensor. Licensee shall also provide Licensor with a report (“Royalty Report”) on a monthly basis within fifteen (15) days after the end of the applicable month. Each Royalty Report shall contain detailed information concerning the calculation of Gross Sales Amount for the applicable month.

5.3	Any and all payments under this Agreement by Licensee to Licensor shall be made in US Dollars (USD) and by wire transfer to any bank account designated by Licensor. The amount of Royalty Payment due to Licensor shall be converted to US Dollars based on the Philippine Peso/US Dollar reference exchange rate included in the exchange rate bulletin published by the Bangko Sentral ng Pilipinas at its official website located at http://www.bsp.gov.ph/ or any substitute location approved by the Bangko Sentral ng Pilipinas (“BSP Reference Exchange Rate”) on the last Business Day of the applicable month during which the Royalty Payment accrued. Any other payment that may be due and payable to Licensor under this Agreement which is calculated in reference to a currency other than US Dollars shall be converted to US Dollars based on the BSP Reference Exchange Rate on the due date for payment.

5.4	In the event any payment is not made by Licensee within the due date described in this Agreement, a default interest at the rate of twelve percent (12%) per annum of the actual amount of delayed payment shall be applied. For the avoidance of doubt, Licensor’s entitlement to such default Interest pursuant to this Article 5.4 shall not affect any of the other rights of Licensor under this Agreement.

5.5	Except as may be otherwise provided for herein, unless explicitly approved in writing by Licensor, any and all taxes including the sales tax, value added tax, income tax, duties, fees and other government charges of any kind on any payment to Licensor under this Agreement shall be borne by Licensee, provided however, that, if any government in the Territory requires Licensee to withhold the withholding tax on the payment to Licensor, Licensee is allowed to withhold such tax no more than fifteen percent (15%) from such payments only if Licensor is entitled to receive such payments as a tax credit under the relevant laws of Korea or any existing tax treaty between the respective countries of operation of Licensor and Licensee. In the event that any amount is withheld for the tax payment under this Article 5.5, Licensee shall promptly inform Licensor of such payment and provide Licensor with a certification issued by the relevant tax authorities with respect to the relevant payment. Any withholding tax in excess. of the aforesaid limit shall be borne by Licensee, and shall not be deducted from the actual payment amount.

5.6	Licensee shall hold Licensor harmless from all claims and liability arising from Licensee’s failure to report or pay such taxes, duties, fees and other governmental charges of any kind.

5.7	If Licensee shall be prevented by order or regulation of the government of the Territory from transmitting any payment due hereunder, then Licensor shall nominate in writing an alternative method of collecting such payment which shall not be restricted by such order or regulation and such alternative method shall be binding on Licensee until such order or regulation shall be withdrawn.

ARTICLE 6: REPORT & AUDIT

6.1	Licensee shall provide Licensor with all relevant and non-privileged information pertaining to the development of its business in relation to the Game.

6.2	Licensee shall provide Licensor with a monthly report (the “Monthly Report”) within fifteen (15) days after the end of the applicable month. Such report shall be in writing and discuss Licensee’s business activities in relation to the Game, including, but not limited to, the number of End Users including the maximum and average number of concurrent End Users, the fees charged by Licensee, the total service amounts for the pertinent month, the amounts spent on advertising activities, complaints received from End Users and market trends in the Territory.

6.3	Licensee shall keep all of their records, contractual and accounting documents and company documents in relation to its business and other activities related to this Agreement in its principal offices during the term of this Agreement and for not less than five (5) years after the expiration or termination of this Agreement.

6.4	During the term of this Agreement and for five (5) years after the expiration or termination hereof, Licensor may, by itself or through an accountant designated by Licensor, investigate and audit the accounting documents of Licensee with respect to its Game business upon seven (7) days prior written notice to Licensee. For this purpose, Licensor may request Licensee to produce relevant documents, and may visit Licensee’s office and make copies of Licensee’s documents. Licensee shall provide all assistance and co-operation required by Licensor for such investigation and audit.

6.5	All expenses incurred for such investigation and audit shall be borne by Licensor.

6.6	If such investigation and audit reveals underpayment by greater than five percent (5%) of the annual Royalty Payment amount, Licensee shall bear all expenses for such investigation and audit and shall immediately pay to Licensor the unpaid amount together with a per annum default interest thereon equivalent to twelve percent (12%) thereof. In the event of Licensee’s understatement of the Royalty Payment amount without any justifiable reasons, Licensor shall be entitled to terminate this Agreement pursuant to Article 13.3(b) below.

ARTICLE 7: ADVERTISING & PROMOTION

7.1	Licensee shall exert reasonable efforts to advertise, promote and perform marketing activities for the Game in the Territory.

7.2	For the advertising and promotion of the Game in the Territory, Licensee agrees to spend a minimum of One Hundred and Fifty Thousand United States Dollars (USD150,000) for each twelve-month period after the Effective Date. Such amount shall include funds spent directly by Licensee or by third parties with which Licensee has marketing or distribution agreements. Licensee shall provide Licensor with detailed information on Licensee’s advertising activities every month in the Monthly Report in accordance with the requirement of Article 6.2. In addition, Licensee shall provide Licensor with a separate advertisement report on June 30 and December 31 of each year covering the preceding six (6) month period.

7.3	Licensor will provide Licensee with samples of the marketing and promotional materials for the Game that have been or will be produced on behalf of Licensor during the term of this Agreement. Licensee shall pattern all its advertising, marketing and promotional materials for the Game in the Territory after the samples furnished to Licensee by Licensor, and Licensee shall provide Licensor with samples of the advertising, marketing and promotional materials for the Game produced by Licensee no later than seven (7) days before launching of each campaign. Within seven (7) days after receiving the samples of Licensee’s advertising, marketing and promotional materials, Licensor shall notify Licensee in writing of Licensor’s approval or disapproval thereof, or of any changes that Licensor may require Licensee to make thereto.

7.4	Except as otherwise provided herein, the ownership of and the copyright in the marketing and advertising materials produced or used by Licensee on the Game (“Advertising Materials”) shall remain exclusively with Licensor, and Licensee shall not use the Advertising Materials for any purpose other than promotion, distribution, marketing and advertising of the Game pursuant to the terms and conditions of this Agreement.

7.5	Licensee may provide End Users with such number of free Game Points and free accounts as may be reasonably necessary, in Licensee’s sole discretion, for the purposes of the promotion, operation and advertisement of the Game only with prior written approval from Licensor. Detailed information regarding free Game Points and accounts provided by Licensee to End Users shall be supplied to Licensor on a monthly basis in the Monthly Report required by Article 6.2 hereof.

ARTICLE 8: OTHER OBLIGATIONS OF LICENSEE

8.1	Licensee shall exert its reasonable efforts to supply, distribute and promote the Game in the Territory.

8.2	Except as provided herein, Licensee shall be solely responsible for service, use, promotion, distribution and marketing of the Game in the Territory, and Licensor shall not be responsible for or obligated to provide any of the foregoing and beyond the obligations stated in this Agreement.

8.3	Licensee shall provide full and comprehensive installation and maintenance support to End Users to assist them in their use of the Game as approved by Licensor, including but not limited to, Licensee’s maintaining 24-hour installation and maintenance contact window, on-line customer services, sufficient outbound bandwidth and circuits for operation business under this Agreement, and game servers required for on-line game operation.

8.4	Licensee shall provide its efforts to protect the Intellectual Property rights of Licensor and shall assist Licensor to procure appropriate legal and administrative measures against any and all activities by third parties infringing the Game or any of the Intellectual Property rights of Licensor on or in relation to the Game, including, without limitation, the manufacture or sales of counterfeiting CDs, manuals, workbooks or other products.

8.5	Licensee shall abide by all laws and regulations of the Territory in its service, use, promotion, distribution and marketing of the Game in the Territory.

8.6	Licensee shall provide a prior written notice to Licensor in the event Licensee intends to change its marketing strategies, including advertising, marketing, promotional materials, product packaging and price policies relating to the Game, and other important policies.

8.7	Licensee shall indemnify and hold harmless Licensor and their respective officers and employees from any kind of losses, costs, expenses or liabilities, including reasonable attorneys’ fees resulting from any claim, whether in tort, contract, product liability or otherwise, by a third party on or in relation to Licensee’s service, use, promotion, distribution and marketing of the Game.

8.8	Upon Licensor’s request, Licensee shall provide Licensor with a reasonable amount of suitable office space and office supplies in Licensee’s office for the auditing activities of Licensor. Access to such office space shall be limited only to persons designated by Licensor. All expenses incurred by Licensor’s employees and auditor sent to Licensee’s offices for transportation, postage, telecommunications, lodging, food and other general living expenses, and the salaries for such employees during their stay at such offices, shall be borne and paid by Licensor.

8.9	Licensee shall not (a) copy, modify, display or distribute to any person all or any part of the Game, except as provided for herein; (b) disassemble, decompile or reverse engineer the Game, or any part thereof; (c) use, distribute or provide the Game to any third parties, except as authorized in this Agreement; (d) distribute or make the Game, or any executables derived or produced therefrom; (e) knowingly distribute, make available or disclose the Game to any third party except as authorized herein; (f) license, sublicense, distribute or make available the Game to any third party, except as provided in this Agreement; or (g) assist any other person or entity in doing any of the foregoing. Licensee shall use commercially reasonable efforts to prevent any third party from doing all or any of the foregoing without the permission of Licensor. Licensee shall be responsible for all matters arising out of any payment relating to sub-distributor.

ARTICLE 9: TECHNICAL INFORMATION AND INTELLECTUAL PROPERTY

9.1	Technical Information and Intellectual Property shall be exclusively owned by Licensor whether or not specifically recognized or registered under applicable law, and this Agreement shall not grant Licensee or permit Licensee to exercise any right or license in or to the Technical Information and Intellectual Property except for the License granted under this Agreement. Licensee shall not obtain, or try to obtain, any registered industrial property or copyright in or over any of the Technical Information and Intellectual Property of Licensor regardless of the territory and exploitation area.

9.2	Licensor hereby represents and warrants that Licensor is the legal owner of the Technical Information and Intellectual Property; that it has a legal and valid right to grant the rights and License under this Agreement to Licensee, and that the Game and Technical Information do not violate or infringe any patent, copyright and trademark of any third party in Korea.

9.3	Licensor further guarantees and warrants to Licensee that the Game and the corresponding Technical Information and accompanying Intellectual Property, to its knowledge at the time of signing of this Agreement;

(a)	Does not violate any Intellectual Property rights of any third party or any rights of publicity or privacy in Korea or elsewhere;

(b)	does not violate any law, statute, ordinance or regulation (including, without limitation, the laws and regulations governing export control, unfair competition, anti-discrimination or false advertising) of Korea or elsewhere; and

(c)	shall not contain any obscene, child pornographic or indecent content.

9.4	Licensor agrees to indemnify and hold harmless Licensee from any kind of losses, costs, expenses or liabilities, including actual attorneys’ fees and costs of settlement, resulting from the breach by Licensor of its express warranties given in this Agreement, including, without limitation, that provided in Article 9.3, provided that Licensee (a) shall promptly notify Licensor of such claim; (b)shall cooperate in the defence of such claim and/or any related settlement negotiations; and (c) provides any reasonable assistance requested by Licensor in connection with such claim.

9.5	Licensee shall take all reasonable action to procure appropriate legal and administrative measures against any and all activities by third parties infringing any of the Intellectual Property rights of Licensor, or to address and answer any third party claims or demands in respect of the Intellectual Property rights at Licensee’s own cost.

ARTICLE 10: LIMITATION OF LIABILITY

10.1	Except as may be otherwise provided for herein, Licensor makes no warranties, express or implied, concerning the Game, including, but not limited to, its merchantability or salability in the Territory.

10.2	In no event will either Party be liable to the other for any indirect, consequential, incidental, punitive or special damages, whether based on breach of contract, tort (including negligence) or otherwise, and whether or not such Party has been advised of the possibility of such damage.

10.3	The aggregate liability under or relating to this Agreement, whether in contract, tort (including without limitation negligence) or otherwise, shall be limited to an amount equal to the total amount of the payments made by Licensee during the period of six (6) months preceding the first date in which Licensee demands damages in writing against Licensor.

10.4	Licensee shall solely be responsible for any and all obligations to End Users imposed by the government of the Territory and Licensee shall indemnify and protect Licensor against any and all claims by End Users due to faults attributable to Licensee in the event that Licensee terminates the service of the Game to End Users for any reason whatsoever and/or this Agreement for any reason whatsoever.

ARTICLE 11: CONFIDENTIALITY

11.1	All Confidential Information disclosed by either Party under this Agreement shall be maintained in confidence by the receiving Party and shall not be used for any purpose other than explicitly granted under this Agreement. Each Party agrees that it shall provide Confidential Information received from the other Party only to its employees, consultants and advisors who need to know for the performance of this Agreement. The receiving Party shall be responsible for any breach of this Article by its employees, consultants and advisors.

11.2	In the event that any Confidential Information, including, but not limited to, the source codes of the Game, Technical Information and financial information, is disclosed or divulged to any third party who is not authorized to have access to or obtain such Confidential Information under this Agreement, the Parties shall cooperate with each other and exert their best efforts to protect or restore such Confidential Information from such unauthorized disclosure or divulgement. If such disclosure or divulgement of the Confidential Information was made due to the receiving Party’s gross negligence or bad faith, the receiving Party shall be responsible for all of the damages incurred by the disclosing Party, including, but not limited to, any attorneys’ fees incurred by the disclosing Party in order to protect its rights under this Article 11.

11.3	The confidential obligation shall not apply, in the event that it can be shown by competent documents that the Confidential Information;

(a)	becomes published or generally known to the public before or after the execution of this Agreement without any breach of this Agreement by any Party;

(b)	was known by the receiving Party prior to the date of disclosure to the receiving Party;

(c)	either before or after the date of disclosure is lawfully disclosed to the receiving Party by a third party who is not under any confidentiality obligation to the disclosing Party for such information;

(d)	is independently developed by or for the receiving Party without reference to or reliance upon the Confidential Information; or

(e)	is required to be disclosed by the receiving Party in accordance with the applicable laws and orders from the government or court; provided that, in this case, except for disclosure by Licensor in accordance with the securities laws and regulations of the United States of America, the receiving Party shall provide prior written notice of such disclosure to the providing Party and takes reasonable and lawful actions to avoid and/or minimize the degree of such disclosure.

ARTICLE 12: TERM

12.1	This Agreement shall become effective on the Effective Date and shall remain in effect for a period of two (2) years counted from the Effective date, which is until 31 December 2014, unless sooner terminated in accordance herewith.

12.2	No later than three (3) months prior to the expiration of the Term, Licensor shall give Licensee a right of first negotiation for a period of thirty (30) days for re-executing of a license agreement for an additional term of one (1) year for the Game. If no agreement in writing is made between the Parties for the renewal or re-execution of a license agreement during such period, this Agreement shall expire without any further extension or renewal.

ARTICLE 13: TERMINATION

13.1	This Agreement may be terminated upon a mutual written agreement of the Parties.

13.2	Each Party shall have the right to immediately terminate this Agreement:

(a)	upon written notice to the other Party in the event of the other Party’s material breach of this Agreement and such breach shall continue for a period of thirty (30) days after the breaching Party’s receipt of written notice setting forth the nature of the breach or its failure to perform and the manner in which it may be remedied;

(b)	if the other Party or its creditors or any other eligible party files for its liquidation, bankruptcy, reorganization, composition or dissolution, or if the other Party is unable to pay any kind of debts as they become due, or the creditors of the other Party have taken over its management; or

(c)	in accordance with Article 13.3 below.

13.3	Notwithstanding Article 13.2 above, Licensor may immediately terminate this Agreement upon a written notice to Licensee:

(a)	if any payment due Licensor including, but not limited to, the License Fee and the Royalty Payment, is not made by Licensee within twenty (20) days after receiving written notice from Licensor for late payment;

(b)	In the event of a willful, gross understatement by Licensee of the payment due Licensor without any justifiable reasons as defined in Article 6.6;

(c)	if the service of Game in the Territory is stopped, suspended, discontinued or disrupted for more than fifteen (15) consecutive days during the term of this Agreement due to causes attributable to Licensee; or

(d)	if the Game in the Territory is provided upon free or unreasonably low price, compared to fair market value, by Licensee without prior written approval from Licensor except as otherwise specified in Article 7.5.

13.4	Upon termination, all rights granted to Licensee hereunder shall immediately cease and shall revert to Licensor, and Licensee shall immediately cease servicing of the Game and return to Licensor any and all software, technical documents and other materials or information provided by Licensor to Licensee under this Agreement, and shall destroy any and all copies of such software, technical documents, materials or information. Furthermore, Licensee shall provide and deliver to Licensor any and all such information and documents related to the Game, including, but not limited to, database related to the Game and information and/or data source about the Game users, as may be requested by Licensor.

13.5	No termination of this Agreement shall affect the Parties’ rights or obligations that were incurred prior to the termination. The expiration or termination of this Agreement shall not affect the effectiveness of Articles 6, 9, 10, 11, 13.4, 13.5, 13.6, 13.7, 15.8 and 15.9, which shall survive the expiration or termination of this Agreement.

13.6	Licensor shall have no liability to Licensee for damages of any kind, including indirect, incidental or consequential damages, on account of the termination or expiration of this Agreement in accordance with its terms.

13.7	Upon termination or expiration of this Agreement, Licensee shall shut down and terminate the service of the Game provided by Licensee. Licensor shall have the right to assume the service of the Game one (1) month prior to such termination. Licensor may elect to purchase any equipment purchased by Licensee for the service of the Game at the fair market value of such equipment on the date Licensor elects to assume the service of the Game as determined by an independent third party expert appointed by mutual consent of the Parties.

ARTICLE 14: FORCE MAJEURE

14.1	Notwithstanding anything in this Agreement to the contrary, no default, delay or failure to perform on the part of either Party shall be considered a breach of this Agreement if such default, delay or failure to perform is shown to be due entirely to causes occurring without the fault of or beyond the reasonable control of the Party charged with such default, delay or failure, including, without limitation, causes such as strikes, lockouts or other labour disputes, riots, civil disturbances, actions or inactions of governmental authorities or suppliers, electrical power supply outage, a failure or breakdown in the services of internet service providers, epidemics, war, embargoes, severe weather, fire, earthquake and other natural calamities, or acts of God or the public enemy. Force majeure shall include actions taken by the government of Territory or agencies thereof, which restrict the ability of Licensee to remit payments to Licensor under this Agreement or the failure of the government of the Territory or agencies thereof to approve such payments (if required).

14.2	If the default, delay or failure to perform as set forth in Article 14.1 above exceeds one hundred eighty (180) days from the initial occurrence, a Party who is not affected by such force majeure event shall have the right to terminate this Agreement with a written notice to the other Party.

ARTICLE 15: GENERAL PROVISIONS

15.1	Licensee may not assign, delegate or otherwise transfer in any manner any of its rights, obligations and responsibilities under this Agreement, without prior written consent of Licensor. Licensor may, with prior written notice to Licensee, assign, delegate or otherwise transfer all or part of its rights, obligations and responsibilities under this Agreement to a third party designated by Licensor.

15.2	It is understood and agreed by the Parties that this Agreement does not create a fiduciary relationship between them, that Licensee shall be an independent contractor, and that nothing in this Agreement is intended to constitute either Party an agent, legal representative, subsidiary, joint venture, employee or servant of the other for any purpose whatsoever.

15.3	If any kind of notices, consents, approvals, or waivers are to be given hereunder, such notices, consents, approvals or waivers shall be in writing, shall be properly addressed to the Party to whom such notice, consent, approval or waiver is directed, and shall be either hand delivered to such Party or sent by certified mail, return receipt requested, or sent by FedEx, DHL or comparable international courier service, or by telephone, facsimile or electronic mail (in either case with written confirmation in any of the other accepted forms of notice) to the following addresses or such addresses as may be furnished by the respective Parties from time to time:

If to Licensor

Attention: Jin Kim

Position: Head of Business Division

15F, Nuritkum Square Business Tower, 1605, Sangam-Dong, Mapo-Gu, Seoul, Korea

Fax: +82-2-2132-7330

If to Licensee

Attention: Michael Dennis D. Rayala

Position: Treasurer

11th Floor, Pacific Star Building, Sen. Gil Puyat Avenue corner Makati Avenue, Makati City, Philippines 1200

Fax: +632-813-4617

15.4	No course of dealing or delay by a Party in exercising any right, power, or remedy under this Agreement shall operate as a waiver of any such right, power or remedy except as expressly manifested in writing by the Party waiving such right, power or remedy, nor shall the waiver by a Party of any breach by the other Party of any covenant, agreement or provision contained in this Agreement be construed as a waiver of the covenant, agreement or provision itself or any subsequent breach by the other Party of that or any other covenant, agreement or provision contained in this Agreement.

15.5	This Agreement, including all exhibits, addenda and schedules referenced herein and attached hereto, constitutes the entire agreement between the Parties hereto pertaining to the subject matter hereof, and supersedes all negotiations, preliminary agreements, and all prior and contemporaneous discussions and understandings of the Parties in connection with the subject matter hereof.

15.6	This Agreement shall be written in English and all disputes on the meaning of this Agreement shall be resolved in accordance with the English version of this Agreement.

15.7	This Agreement may be amended only upon the execution of a written agreement between Licensor and Licensee that makes specific reference to this Agreement.

15.8	This Agreement shall be governed by and construed in accordance with the laws of the Republic of Philippines.

15.9	All disputes, controversies, or differences which may arise between the Parties, out of or in relation to or in connection with this Agreement, or for the breach thereof, shall be finally settled by arbitration in Japan, in accordance with the UNCITRAL Arbitration Rules as at present in force. Any such arbitration shall be administered by the Japan Commercial Arbitration Association in accordance with the Administrative and Procedural Rules for Arbitration under the UNCITRAL Arbitration Rules. The appointing authority shall be the Japan Commercial Arbitration Association. The number of arbitrators shall be three and the language to be used in the arbitral proceedings shall be English. The award rendered by the arbitrators shall be final and binding upon both Parties.

15.10	If any article, sub-article or other provision of this Agreement or the application of such article, sub-article or provision, is held invalid, then the remainder of this Agreement and the application of such article, sub-article or provision to persons or circumstances other than with respect to which it was held invalid shall not be affected thereby.

15.11	Headings in this Agreement have been inserted for purpose of convenience only and are not to be used in construing or interpreting this Agreement.

IN WITNESS WHEREOF, the Parties have executed this Agreement on the date first above-written.

Gravity Co., Ltd.		Level Up! Inc.

By :		By :
Name:	Hyun Chul Park	Name :	Michael Dennis D. Rayala
Title:	Chairman & CEO	Title :	Director and Treasurer

ACKNOWLEDGMENT

REPUBLIC OF THE PHILIPPINES)

   MAKATI CITY             )S.S.

BEFORE ME, a Notary Public for and in MAKATI CITY, personally came and appeared the following, exhibiting to me his competent evidence of identity described below:

Name	Competent Evidence of Identity No.	Date and Place of Issue

LEVEL UP! INC. By: Michael Dennis D. Rayala	Passport No. XX233742	20 October 2008 (valid until 19 October 2013) DFA Manila

known to me and by me known to be the same person who executed the foregoing Exclusive Ragnarok License and Distribution Agreement consisting of             (    ) pages, including the page on which this Acknowledgment is written, and who further acknowledged to me that the same is his free and voluntary act and deed and the free and voluntary act and deed of the corporation herein represented.

WITNESS MY HAND AND SEAL this Mar. 12 2013 at MAKATI CITY.

Doc. No. 342;

Page No. 70;

Book No. 163;

Series of 2012.